UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934.
BANKRATE, INC.
(Name of Subject Company (Issuer))
BEN MERGER SUB, INC.
(Name of Filing Person — Offeror)
BEN HOLDINGS, INC.
(Name of Filing Person — Offeror)
Ben Holding, S.à.r.l.
Apax US VII, L.P.
Apax Europe VII-A, L.P.
Apax Europe VII-B, L.P.
Apax Europe VII-1, L.P.
Apax US VII GP, L.P.
Apax US VII GP, Ltd.
Apax Europe VII GP, L.P. Inc.
Apax Europe VII GP Co. Ltd.
(Names of Filing Persons — Other)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

06646V108
(CUSIP Number of Class of Securities)

Mitch Truwit
c/o Ben Holdings, Inc.
601 Lexington Avenue, 53rd Floor
New York, New York 10022
Telephone: (212) 646-7242
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Kirk A. Radke, Esq.
Kimberly P. Taylor, Esq.
Susan J. Zachman, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ Third-party tender offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☑ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXHIBIT INDEX
EX-99.1

     This filing relates solely to preliminary communications made before the commencement of a planned tender offer by BEN Merger Sub, Inc., a Florida corporation, (“Merger Sub”), a wholly-owned subsidiary of BEN Holdings, Inc., a Delaware corporation, (“Parent”), for all of the outstanding common stock of Bankrate, Inc., a Florida corporation, (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated July 22, 2009, among Parent, Merger Sub and the Company. All of the outstanding common stock of Parent is owned by Ben Holding, S.à.r.l., a Luxembourg société à responsabilité limiteé, which is direct and wholly-owned by Apax US VII, L.P., a Cayman Islands exempted limited partnership (holding 7%) and Apax WW Nominees Ltd. (holding 93% on behalf of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P., each constituted under English limited partnership law and domiciled in Guernsey). Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of Apax US VII, L.P. Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P. Apax Europe VII GP, L.P. Inc., a Guernsey incorporated limited partnership, is the general partner of each of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. Apax Europe VII GP Co. Ltd., a Guernsey incorporated company, is the general partner of Apax Europe VII GP, L.P. Inc. Apax Europe VII GP, L.P. Inc. has appointed Apax Partners Europe Managers Limited, a company constituted under English company law, as discretionary investment manager of the investments of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P.
     The Press Release filed herewith as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.
EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated July 22, 2009